March 24, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Bravo Brio Restaurant Group, Inc. Registration Statement on Form S-1 File No. 333-172642
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Bravo Brio Restaurant Group, Inc. (the “Registrant”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 3:00 p.m. EST on March 28, 2011, or as soon thereafter as practicable.
The Registrant acknowledges that:
     1. should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
     3. the Registrant may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BRAVO BRIO RESTAURANT GROUP, INC.
/s/ James J. O’Connor
James J. O’Connor
Chief Financial Officer, Treasurer and Secretary